25 March 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 187,000 Reed Elsevier PLC ordinary shares at a price of 771.312p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 68,824,914 ordinary shares in treasury, and has 1,192,950,116 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 11,340,000 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 110,000 Reed Elsevier NV ordinary shares at a price of €13.1381 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 43,132,106 ordinary shares in treasury, and has 685,429,549 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 6,519,019 shares.